Filed Pursuant to Rule 433
Dated June 23, 2020
Registration Statement Nos. 333-230334-01, 333-230334-02,
333-230334-03
Relating to
Preliminary Prospectus Supplement dated June 23, 2020 and
Prospectus dated March 15, 2019

CNH INDUSTRIAL CAPITAL LLC

$600,000,000 1.950% NOTES DUE 2023

Issuer:	CNH Industrial Capital LLC
Guarantors:	CNH Industrial Capital America LLC and New Holland Credit Company, LLC
Expected Ratings (Moody’s / S&P / Fitch)*	Baa3 / BBB / BBB-
Form:	SEC Registered
Principal Amount:	$600,000,000
Trade Date:	June 23, 2020
Settlement Date:	July 2, 2020 (T+7)
Maturity Date:	July 2, 2023
Interest Payment Dates:	January 2 and July 2, commencing January 2, 2021
Coupon:	1.950% per annum
Price to Public:	99.370% of the principal amount, plus accrued interest from July 2, 2020 if settlement occurs after that date
Net Proceeds to Issuer Before Expenses:	$594,120,000
Benchmark Treasury:	UST 0.250% due June 15, 2023
Spread to Benchmark Treasury:	+195 basis points
Benchmark Treasury Price and Yield:	100-03; 0.218%
Yield to Maturity:	2.168%
Optional Redemption:	Make-whole premium based on U.S. Treasury +0.300% (30 basis points)
Change of Control:	101%
Denominations:	$2,000 x $1,000
CUSIP / ISIN:	12592B AK0 / US12592BAK08
Joint Book-Running Managers:	J.P. Morgan Securities LLC NatWest Markets Securities Inc. Société Générale Wells Fargo Securities, LLC Banca IMI S.p.A. Credit Agricole Securities (USA) Inc. UniCredit Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by contacting: J.P. Morgan Securities LLC collect at 1-212-834-4533; NatWest Markets Securities Inc. at F&RSTrxDocs@rbos.com; Société Générale at 1-855-881-2108; or Wells Fargo Securities, LLC at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com.